Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

June 12, 2014

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 13, 2014
File No. 000-19034

Dear Mr. Rosenberg:

Regeneron Pharmaceuticals, Inc. (the “Company”) acknowledges receipt of oral comments provided by the staff of the Securities and Exchange Commission on June 3, 2014, with respect to the above-referenced Form 10-K. The Company subsequently corresponded with Scott Wuenschell on June 9, 2014, who kindly granted the Company’s request for a five business day extension. Accordingly, the Company plans to expand its explanations to supplement its initial responses in its letter dated April 30, 2014, on or before June 24, 2014.

If you have any questions regarding the foregoing, please contact me at (914) 847-7270.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and
Chief Financial Officer

cc:     Securities and Exchange Commission
Scott Wuenschell
Joel Parker